CERTIFICATE OF DESIGNATIONS, PREFERENCES AND
            RIGHTS OF SERIES A CONVERTIBLE PREFERRED STOCK
                       MAYFORD ACQUISITION CORPORATION



                             ARTICLE ONE

           The name of the corporation is "Mayford Acquisition
Corporation" (herein referred to as the "Corporation").

                             ARTICLE TWO

           Pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation and Sections 151 and 157 of the General Corporate Law of Delaware, the Board of Directors of the Corporation duly adopted the resolutions attached hereto as the Board of Directors' resolutions (the "Resolutions") designating the Corporation's Series A convertible preferred stock, $.0001 par value per share, from the Corporation's thirty million (30,000,000) shares of authorized preferred stock, $.0001 par value per share, and fixing and determining the preferences, limitations and relative rights of such Series A convertible preferred stock.

                            ARTICLE THREE

           The attached Resolutions were adopted by the Board of Directors of the Corporation on June 19th, 2000.

                             ARTICLE FOUR

           The attached Resolutions were duly adopted by all necessary action on the part of the Corporation.

           In Witness Whereof, the Corporation has caused this Certificate to be signed and attested by its duly authorized officer, on this 19th day of June , 2000.

                                 MAYFORD ACQUISITION CORPORATION


                                 By: _______________________________
                                         Jaime J. Munoz, President